Filed by United Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Commission File No.: 001-35028

The following memorandum was distributed by United Financial Bancorp, Inc. to its employees:

DATE:	July 15, 2019

TO:	All United Bank Employees

FROM:	Bill Crawford, President & CEO

RE:	People’s United Financial, Inc. to Acquire United Financial Bancorp, Inc.

Today, in an important step that will bring together two great financial institutions with similar legacies and a shared commitment to the markets we serve, we are announcing that People’s United Financial, Inc. of Bridgeport, Connecticut will be acquiring United Financial Bancorp, Inc. in an all stock deal where each shareholder of United will receive 0.875 shares of People’s United stock for each United Financial Bancorp, Inc. share. Subject to receipt of regulatory and United shareholder approval, we anticipate the deal to close in the fourth quarter of 2019.

Understandably, an announcement like this can create anxiety and uncertainty, especially from a human capital perspective. I’ve been in similar positions as an employee of other companies that went through M&A. Therefore, I wanted to outline for you how and why we arrived at this decision and why we believe that now was the right time to enter into this strategic acquisition.

United Bank’s Legacy

The United Bank story is one we can all proudly share, especially when it comes to what we achieved since 2011. We converted to a fully public stock bank in 2011. We grew assets from $1.7 billion in 2011 to $7.3 billion as of the end of the most recent quarter, both organically and through the Rockville-United merger. We strategically expanded our geographic footprint in Connecticut, Massachusetts and Rhode Island. We increased our workforce from just over 200 employees in 2011 to more than 800 today.

Based on our Compound Annual Growth Rate from 2011 through 2018, we increased deposits by 21% and loans by 19%. We paid 52 consecutive quarterly dividends to shareholders. And beyond serving our customers, United Bank and our two Foundations collectively and consistently invested over $1 million each year in community partnerships. As a result, United became a top community bank in New England.

Meanwhile, the bank continued to face many challenges.

The Right Decision at the Right Time

After looking at our current and future profit potential in our markets, the increasing costs of operating a safe and sound bank, the ongoing interest rate environment in our market and nationwide, it became clear to us that it made sense to find the right strategic partner that will allow us to continue to provide the exceptional level of service our customers are accustomed to at United.

So only after extensive due diligence and thoughtful deliberation of strategic alternatives by our management team and Board of Directors, together with our advisors, our Board of Directors voted today to approve the merger with People’s United.

A Shared Legacy of Customer Service, Culture and Community

People’s United is very much like United in terms of our beginnings and our respective legacies. Like us, People’s United was founded in the mid-1800s, starting as a thrift bank and becoming a premier, community-based, regional bank in the Northeast offering commercial and retail banking, as well as wealth management and insurance services. People’s United’s values also closely align with our culture, which we felt was an important component of this transaction.

What’s Next?

Included with this memo are an Employee FAQ and Customer FAQ that provides answers to some of the questions we know you will have right away. Although we may not have all the answers to your questions right now, United Bank and People’s United are working closely to help our employees understand the impacts of the transaction. Remember, this transaction still requires regulatory and United shareholder approval, so we should proceed as business as usual until further notice.

On a personal note, I’ve had the opportunity to build a strong relationship with People’s United Chairman & CEO Jack Barnes and his very experienced and quality management team. People’s United is known for its strong values and a history of serving of its customers, employees and communities. These things have earned them national accolades on the Forbes list of “America’s Best Employers” in 2018 and other national and regional banking excellence awards.

So after careful consideration of this opportunity by our Board, it determined that it would be in the best interests of United Bank and its shareholders, and we believe it is a promising start to the next chapter of banking in the markets United Bank has proudly served since 1858.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People’s United’s and United Financial’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and United Financial’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between People’s United and United Financial; the outcome of any legal proceedings that may be instituted against People’s United or United Financial; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that approval by United Financial shareholders is not obtained, and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the United Financial business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes and capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People’s United and United Financial. People’s United will file a registration statement on Form S-4 with the SEC, which will include a proxy statement of United Financial and a prospectus of People’s United, and each party will file other relevant documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the United Financial shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of United Financial are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by People’s United and United Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by United Financial may be obtained free of charge from United Financial at www.unitedfinancialinc.com under the heading “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, by calling (203) 338-4581, or by sending an email to Andrew.Hersom@peoples.com or from United Financial upon written request to United Financial, 225 Asylum Street, Hartford, Connecticut 06103 Attn: Investor Relations, by calling (860) 291-3600 or by sending an email to mshaw@bankatunited.com.

People’s United and United Financial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Financial in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 2, 2019, which are filed with the SEC. Information regarding United Financial’s directors and executive officers is contained in United Financial’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 3, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.